SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information To be Included In Statements filed Pursuant to Rule
13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 4)1

HOTELS.COM
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

441451101
(CUSIP NUMBER)

Brian M. Lidji, Esq.
Sayles Lidji & Werbner,
A Professional Corporation
4400 Renaissance Tower
1201 Elm Street
Dallas, Texas 75270
(214) 939-8700
(Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

December 3, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 7 Pages

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441451101

1.	Names of Reporting Persons and SS or I.R.S. Identification Nos. of above persons:
TMF Liquidating Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 7,499,951

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,499,951

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,499,951

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 39.9%

14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 441451101

1.	Names of Reporting Persons and SS or I.R.S. Identification Nos. of above persons:
David Litman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 4,035,629

	8.	Shared Voting Power 225,453

	9.	Sole Dispositive Power 4,035,629

	10.	Shared Dispositive Power 225,453

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,261,082

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.6%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 441451101

1.	Names of Reporting Persons and SS or I.R.S. Identification Nos. of above persons:
Robert Diener

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 4,159,701

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,159,701

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,159,701

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 22.1%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1. Security and Issuer.

     This Amendment No. 4 (the “Amendment”) to the statement on Schedule 13D (the “Schedule 13D”) originally filed on March 3, 2000, and amended on August 9, 2001, April 12, 2002, and November 12, 2002, by TMF Liquidating Trust (the “Trust”), David Litman (“Litman”) and Robert Diener (“Diener,” and together with the Trust and Litman, the “Reporting Persons”), relates to the class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Hotels.com, a Delaware corporation (“Hotels.com”). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of Hotels.com are located at 8140 Walnut Hill Lane, Suite 800, Dallas Texas 75231.

Item 5. Interest in Securities of the Issuer.

     (a)  The Trust beneficially owns an aggregate of 7,499,951 shares of Class A Common Stock, or approximately 40% of the outstanding shares of Class A Common Stock (based upon Hotel.com’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2002) and has sole voting and dispositive power with respect to all those shares. The Trust acquired the shares pursuant to the transaction described in Item 3 of the Schedule 13D.

     (b)  (i) Mr. Litman is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust’s assets. In addition, Mr. Litman owns 264,811 shares of the Class A Common Stock and has the right to acquire an additional 20,843 shares of Class A Common Stock through the exercise of employee stock options that are or will become exercisable within 60 days after the date hereof. Mr. Litman may also be deemed to beneficially own an additional 82,452 shares of Class A Common Stock currently held by trusts for the benefit of his children and 143,001 shares of Class A Common Stock currently held by a foundation for which Mr. Litman serves as an officer and director. Accordingly, Mr. Litman may be deemed to beneficially own 4,261,082 shares of Class A Common Stock, or approximately 22.6% of the outstanding shares of Class A Common Stock (based upon Hotels.com’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2002) and has sole voting and dispositive power with respect to 4,035,629 of those shares and shares voting and dispositive power with respect to 225,453 of those shares. Mr. Litman disclaims beneficial ownership of all other securities held by the Trust, the securities attributable to the trusts for the benefit of his children and the foundation, and this report shall not be deemed an admission that Mr. Litman is the beneficial owner of those securities for any purpose.

     (b)  (ii) Mr. Diener is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust’s assets. In addition, Mr. Diener owns 388,883 shares of the Class A Common Stock and has the right to acquire an additional 20,843 shares of Class A Common Stock through the exercise of employee stock options that are or will become exercisable within 60 days after the date hereof. Accordingly, Mr. Diener may be deemed to beneficially own 4,159,701 shares of Class A Common Stock, or approximately 22.1% of the outstanding shares of Class A Common Stock (based upon Hotels.com’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2002) and has sole voting and dispositive power with respect to all of those shares. Mr. Diener disclaims beneficial ownership of all other securities held by the Trust and this report shall not be deemed an admission that Mr. Diener is the beneficial owner of those securities for any purpose.

     (c)  Set forth below is certain information concerning transactions in the Class A Common Stock by the Reporting Persons during the 60 days prior to this Amendment.

     (c)  (i) Between November 21, 2002 and December 3, 2002, Litman, pursuant to the terms of a previously adopted plan intended to comply with Securities Exchange Commission Rule 10b5-1(c), engaged in the following open market sales:

Date of Sale	No. of Shares	Price

11-21-02 11-21-02 12-02-02 12-03-02	12,500 15,000 20,000 15,000	$70.05 $70.00 $75.00 $75.00

     Also, between December 9, 2002, and December 18, 2002, Mr. Litman transferred 2,754 shares of Class A Common Stock by gift.

     (c)  (ii) Between November 21, 2002 and December 3, 2002, Diener, pursuant to the terms of a previously adopted plan intended to comply with Securities Exchange Commission Rule 10b5-1(c), engaged in the following open market sales:

Date of Sale	No. of Shares	Price

11-21-02 11-21-02 12-02-02 12-03-02	12,500 40,000 20,000 15,000	$70.05 $70.00 $75.00 $75.00

     (d)  Not applicable.

     (e)  Not applicable.

Item 7. Material to be filed as Exhibits

     Exhibit 1 — Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2003

TMF LIQUIDATING TRUST

	By:	/s/ Michael R. Dorey, by Power of Attorney David Litman, Co-Trustee

	By:	/s/ Michael R. Dorey, by Power of Attorney Robert Diener, Co-Trustee

/s/ Michael R. Dorey, by Power of Attorney David Litman

/s/ Michael R. Dorey, by Power of Attorney Robert Diener

INDEX TO EXHIBITS

     Exhibit 1 — Joint Filing Agreement